Exhibit 99.2

Data on the Company’s share capital

Below are details about the Company’s share capital as at the date of this report.

1.

Class of share:	Ordinary

Registered capital:	48,000,000

Issued capital:	43,467,388

Currency:	NIS

Bourse on which the securities are listed:	TASE

Securities number on the bourse:	1082353